# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corporation, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002061858

## Reporting persons
- Anquan Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 93,251,500; shared voting power 0; sole dispositive power 93,251,500; shared dispositive power 0; aggregate amount beneficially owned 93,251,500 (19.2% of the class)
  Comment: The reported amount includes (i) 82,988,016 Webull Class A ordinary shares (the "Webull Class A Ordinary Shares") issuable upon conversion of 82,988,016 Webull Class B ordinary shares (the "Webull Class B Ordinary Shares"), which are held of record by Water Castle Az Inc. ("Water Castle") and which may be converted into Webull Class A Ordinary Shares at the option of the reporting person and (ii) 10,263,484 Webull Class A Ordinary Shares held of record by Webull Partners Limited ("WPL").
  
  The percent of class is based on 401,758,855 Webull Class A Ordinary Shares, as reported in the issuer's final prospectus, dated July 22, 2025 and filed pursuant to Rule 424(b)(3) (Registration No. 333-288787) with the U.S. Securities and Exchange Commission on July 23, 2025 (the "Final Prospectus"), as increased by the 82,988,016 Webull Class A Ordinary Shares issuable upon conversion of 82,988,016 Webull Class B Ordinary Shares beneficially owned by the reporting person.

## Item 1. Issuer
Name of issuer: Webull Corporation
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, Florida 33716

## Item 2. Person Filing
Name of person filing: Anquan Wang
Address of principal business office or, if none, residence: Building 4, Fund Town, 188 Binjiang Road, Yuelu District, Changsha, Hunan, People's Republic of China
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the reporting person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

As reported herein, 82,988,016 Webull Class B Ordinary Shares are held of record by Water Castle, whose voting power is fully retained by Pozijie Inc. ("Pozijie"). Pozijie is wholly-owned by Mr. Anquan Wang. Accordingly, Mr. Anquan Wang has voting and investment discretion with respect to, and may be deemed to beneficially own, any Webull Class A Ordinary Shares issuable upon conversion of the Webull Class B Ordinary Shares held of record by Water Castle. Further, Mr. Anquan Wang is the sole member of the advisory committee of a trust, on behalf of which WPL is the record holder of 10,263,484 Webull Class A Ordinary Shares awarded or to be awarded to certain employees, directors and officers of the issuer, and, accordingly, Mr. Anquan Wang has voting and dispositive control over 10,263,484 Webull Class A Ordinary Shares.
Percent of class: 19.2%
Sole power to vote or to direct the vote: Row 5 of the reporting person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the reporting person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the reporting person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the reporting person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Anquan Wang: /s/ Anquan Wang, Anquan Wang (08/14/2025)